CUSIP No. 008183 105	13G	Page 1 of 7

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

AEye, Inc.

(f/k/a CF Finance Acquisition Corp. III)

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

008183 105

(CUSIP Number)

August 16, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☒    Rule 13d-1(c)

☐    Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 008183 105	13G	Page 2 of 7

1.	NAMES OF REPORTING PERSONS GENERAL MOTORS VENTURES LLC
2.	CHECK THE APPROPRIATE BOX IF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 14,064,191
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 14,064,191

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,064,191
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 008183 105	13G	Page 3 of 7

1.	NAMES OF REPORTING PERSONS GENERAL MOTORS HOLDINGS LLC
2.	CHECK THE APPROPRIATE BOX IF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 14,064,191
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 14,064,191

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,064,191
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 008183 105	13G	Page 4 of 7

1.	NAMES OF REPORTING PERSONS GENERAL MOTORS COMPANY
2.	CHECK THE APPROPRIATE BOX IF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 14,064,191
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 14,064,191

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,064,191
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 008183 105	13G	Page 5 of 7

Item 1.

(a)	Name of Issuer:	AEye, Inc.

(b)	Address of Issuer’s Principal Executive Offices:	One Park Place, Suite 200 Dublin, California 94568

Item 2.

(a)	Name of Person Filing:	This statement is filed by (i) General Motors Ventures LLC (“GM Ventures”), (ii) General Motors Holdings LLC (“GM Holdings”), and (iii) General Motors Company (“GM”). The foregoing are collectively referred to herein as the “Reporting Persons.”

GM Ventures is a wholly owned subsidiary of GM Holdings. GM Holdings is a wholly owned subsidiary of GM.

(b)	Address of Principal Business Office or, if none, Residence:	The principal office of each of GM Ventures, GM Holdings, and GM is 300 Renaissance Center, Detroit, MI, 48265

(c)	Citizenship:	GM Ventures and GM Holdings are each a Delaware limited liability company. GM is a Delaware corporation.

(d)	Title of Class of Securities:	Common Stock

(e)	CUSIP Number:	008183 105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) [ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) [ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) [ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) [ ]	A parent holding company or control person in accordance with § 13d-1(b)(1)(ii)(G);

(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15U.S.C. 80a-3);

(j) [ ]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k) [ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____

CUSIP No. 008183 105	13G	Page 6 of 7

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:	14,064,191 for all Reporting Persons

(b) Percent of class:	9.1% for all Reporting Persons

Calculation of percentage of beneficial ownership is based on 154,404,302 shares of Common Stock outstanding as of August 16, 2021 based on the Issuer’s Current Report on Form 8-K filed with the SEC on August 23, 2021.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:	0 for all Reporting Persons

(ii) Shared power to vote or to direct the vote:	14,064,191 for all Reporting Persons

(iii) Sole power to dispose or to direct the disposition of:	0 for all Reporting Persons

(iv) Shared power to dispose or to direct the disposition of:	14,064,191 for all Reporting Persons

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Items 6 – 9	Not Applicable

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 230.14a-11.

CUSIP No. 008183 105	13G	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2021

GENERAL MOTORS VENTURES LLC

/s/ Carole Johnson
Name: Carole Johnson
Title: Corporate Secretary

GENERAL MOTORS HOLDINGS LLC

/s/ Ann Cathcart Chaplin
Name: Ann Cathcart Chaplin
Title: Corporate Secretary

GENERAL MOTORS COMPANY

/s/ Ann Cathcart Chaplin
Name: Ann Cathcart Chaplin
Title: Corporate Secretary and Deputy General Counsel

EXHIBIT 1

JOINT FILING AGREEMENT

AEYE, INC.

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of the Statement on Schedule 13G and any and all further amendments thereto, with respect to the securities of the above referenced issuer, and that this Agreement be included as an Exhibit to such filing. This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of September 3, 2021.

GENERAL MOTORS VENTURES LLC

/s/ Carole Johnson
Name: Carole Johnson
Title: Corporate Secretary

GENERAL MOTORS HOLDINGS LLC

/s/ Ann Cathcart Chaplin
Name: Ann Cathcart Chaplin
Title: Corporate Secretary

GENERAL MOTORS COMPANY

/s/ Ann Cathcart Chaplin
Name: Ann Cathcart Chaplin
Title: Corporate Secretary and Deputy General Counsel